Date: October 28, 2002
TSX: ORL		OTCBB: OLYRF
FOR IMMEDIATE RELEASE


OLYMPIC ANNOUNCES THE APPOINTMENT OF
 C.K. COOPER & COMPANY, AN INVESTMENT
BANKING FIRM


Olympic Resources Ltd today announces the appointment of C.K. Cooper & Company,
(CKCC) to provide financial advisory
services to the Company.

Olympic is a natural gas exploration and production Company that pursues a strategy of investing in lower risk development programs near areas of growing residential and industrial natural gas consumption.
In order to fulfill our requirements for investment capital sufficient to meet our growth objectives, Olympic has commenced a program of creating a number of outside distribution channels to assist the company in realizing its objectives. Thru this appointment, Olympic intends to rely on the specialist capabilities of C.K.
Cooper to assist and advise the Company
within their proven areas of expertise.

C. K. Cooper & Company is an independent
investment banking firm providing
strategic advisory services to a full
range of corporations in differing stages
of development.   CKCC was formed in 1981
as a brokerage subsidiary of a publicly
traded oil and gas company, to raise
investment capital for oil and gas
acquisitions and drilling.  As an
independent consultancy, the firm has been called upon to advise and assist in the raising of capital, assess corporate goals, evaluate options to enhance shareholder value and assist in the implementation of an overall growth strategy.

Daryl Pollock, President and CEO of
Olympic reports that, "We have made
considerable progress in the development of our natural gas opportunities since we first recognized the growing energy requirements in California four years ago.
In the year ahead Olympic is committed to accelerating its natural gas production in California and Pennsylvania, thereby securing increasing value for Olympic and our shareholders. We are very pleased that C.K. Cooper, an established and highly regarded firm, recognizes the potential for a significant opportunity in Olympic and we are excited about the benefits that can be derived from this relationship.

To find out more about Olympic Resources
Ltd go to our website at
www.orlresources.com and to visit the
website of C.K. Cooper & Company go to
www.ckcooper.com

OLYMPIC RESOURCES LTD


Daryl Pollock,
President




The TSX has not reviewed and does not
accept responsibility for the adequacy or accuracy of the content of this News
Release. WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.